Willow Wealth Markets LLC

CIK 0001612778

Statement of Financial Condition

As of December 31, 2025

and report of Independent Registered Public Accounting Firm

This report is filed in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69506

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Willow Wealth Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

245 Fifth Avenue Suite 2100
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Kerr	(914)438-7502	PKerr@willowwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Kerr _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Willow Wealth Markets LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Peter Kerr*

Title:
Interim CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Financial Statement



CohnReznick

Report of Independent Registered Public Accounting Firm

To the Member of
Willow Wealth Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Willow Wealth Markets LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2024.

Parsippany, New Jersey
March 30, 2026

Willow Wealth Markets LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash and cash equivalents	$	1,745,048
Accounts receivable		193,934
Prepaid expenses and other assets		47,113
Total Assets	**$**	**1,986,095**
Liabilities and Member's Equity		
Liabilities		
Payable to parent	$	490,445
Accounts payable		19,114
Accrued expenses		46,840
Total Liabilities		**556,399**
Commitments and Contingencies (Note 5)		
Member's Equity		**1,429,696**
Total Liabilities and Member's Equity	**$**	**1,986,095**

See Accompanying Notes to the Statement of Financial Condition

Willow Wealth Markets LLC
Notes to Financial Statement
For the year ended December 31, 2025

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014, and commenced operations on June 16, 2014. On May 5, 2015, RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre, LLC (the "Company") effective June 15, 2015, Yieldstreet Markets, LLC effective January 15, 2025, and Willow Wealth Markets LLC effective September 29, 2025. The Company is wholly owned by Quadro Partners, LLC, ("Parent"), previously Quadro Partners, Inc., with the ultimate Parent being Willow Wealth Inc. (fka Yieldstreet, Inc., "the ultimate Parent", "Willow Wealth").

The Company is a broker-dealer registered with the Securities and Exchange Commission effective January 7, 2015, when it became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements of interests in private funds and partnerships and secondary transactions of these interests using the functioning Alternative Trading System ("ATS").

The Company relies on the (k)(2)(i) exemption under the 17 C.F.R. §240.15c3-3 Rule and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74").

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company maintains cash balances which at times may exceed federally insured limits. As of December 31, 2025, the Company had accounts with three banking institutions totaling $1,745,048, of which $1,381,100 was in excess of the federally insured amount.

The Company considers its investments in short-term money market accounts in the amount of $1,620,390 to be cash equivalents. The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments.

d) Current Expected Credit Losses Reserve

The Company measures and recognizes credit loss on financial assets that are not measured at fair value through net income in accordance with Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses*("ASC Topic 326"). Under ASC Topic 326, credit losses are measured using the Current Expected Credit Loss ("CECL") impairment model which reflects the net amount expected to be collected over the remaining expected life of the financial assets upon initial recognition. Under CECL, the Company considers historical loss experience, current conditions and reasonable and supportable information around forecasted economic conditions when measuring credit losses.

As of December 31, 2025, the Company did not recognize any provision for credit losses.

e)   Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Willow Wealth Markets, LLC has no commitments to fund the tax liability at the ultimate Parent level (or receive any tax benefit from the ultimate Parent), and no tax sharing agreement with the ultimate Parent is in place. Accordingly, no income tax provision has been recorded on the financial statements as of December 31, 2025.

f) Fair Value of Financial Instruments

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or liability occurs in a principal market or, in its absence, the most advantageous market. Management utilizes the market approach, as specified by GAAP, to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

There were no Level 3 assets or liabilities reported in the Statement of Financial Condition as of December 31, 2025. As of December 31, 2025, the Company did not hold any securities.

Willow Wealth Markets LLC
Notes to Financial Statement
For the year ended December 31, 2025

As of December 31, 2025, certain financial assets and liabilities are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. The fair value of money markets included in cash and cash equivalents of $1,620,390 are categorized as Level 1. There are no Level 2 or 3 financial instruments.

g) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placements of interests in private funds and partnerships. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make profit distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of this segment are the same as those described in the summary of other significant accounting policies noted above.

3. Related Party Transactions

During 2025, the Company repaid $1,017,022 to the ultimate Parent for payments the ultimate Parent made on behalf of the Company relating to the expense sharing agreement. As of December 31, 2025, the Company owed $490,445 to the ultimate Parent.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

4. Commitments and Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financial statements are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

5. Risks and Uncertainties

The Company is subject to credit risk to the extent that the bank the Company conducts business with is unable to fulfill its contractual obligations and the amounts exceed those insured by the Federal Deposit Insurance Corporation. As disclosed in Note 2, the Company maintains cash amounts in excess of federally insured limits.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), referenced by Schedule I in these financial statements, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. As of December 31, 2025, the Company had net capital of $1,188,649 which was $938,649 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 46.81%.

7. Subsequent Events

The Company evaluated events and transactions that occurred subsequent to March 30, 2026, through the date the financial statements were available to be issued and noted no subsequent events.